LEAD INVESTOR



R.C. Bedger

As a soon-to-be retired physician, along with my already-retired nurse wife Kathy, we are excited about the possibilities for myEDmeds for a number of reasons, not the least of which is now a shared vision of the future of telemedicine! I invested previously based mainly on my interest in the novelty of prescribing and providing Erectile Dysfunction medication online. As a company dealing with a deeply personal medical issue, I believed that myEDmeds was uniquely positioned to become a legitimate provider of at-home treatment, at least on a regional basis. In just 18-24 months, the team at myEDmeds has exceeded our expectations and has actually been able to build a platform that now is available on a nationwide basis. As part of my due diligence while deciding whether to re-invest in myEDmeds, I decided to look at how myEDmeds platform and capability stacked up against the competition in this niche. After my analysis, it appears that the long term distribution arrangement that myEDmeds has negotiated not only allows them to compete nationally with the competition, but actually seems to provide them with a significant pricing advantage at the consumer level. To be clear, I have determined that given the appropriate resources, there is little to nothing that the competition does that this company can't do AND do it at a lower price point! In addition to the current capabilities, the company states that part of the proceeds from this campaign will be used to expand the service/product offering beyond ED medications to include other pharmaceuticals as well as adding non-prescription items. I am also excited to hear of the company's pursuit of strategic partnerships in the online men's grooming market. From my perspective, the company seems to want to bring your drugstore to your home! I am happy to be the Lead investor in this campaign and look forward to a bright future for myEDmeds where, quoting our Founder/CEO...........TOGETHER WE RISE! GLTA....Richard C. Bedger, DMD, MD

Invested $10,000 this round & $10,000 previously

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